

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2022

Craig A. Huffman
Chief Executive Officer and Chief Financial Officer
Treasure & Shipwreck Recovery, Inc.
13046 Racetrack Road, #234
Tampa, FL 33626

> **Re: Treasure & Shipwreck Recovery, Inc.**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment No. 1**
> **Filed April 29, 2022**
> **File No. 024-11781**

Dear Mr. Huffman:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-qualification Amendment No. 1 to Form 1-A Filed April 29, 2022

Cover Page

1.   Please revise to clarify the maximum offering amount and maximum number of shares to be offered. We note that such numbers should not be expressed as a range. Please refer to Rule 253(b)(4) of Regulation A. We also note that your current disclosure indicates a maximum of 100 million shares at a maximum of $0.06 per share, which would equal a maximum offering amount of $6 million, not $4 million as you indicate. The addition of the warrants further increases the maximum offering amount. Please revise your offering circular to clarify these issues and make the corresponding changes to Part I as well. Please also refer to Rule 253(b)(2)(ii) of Regulation A.

Exhibit Index, page 58

2.   We note that the Consent of Independent Registered Public Accounting Firm, filed as
        Exhibit 11.1, consents to the incorporation by reference of your report dated August 13,
        2021, with respect to the company's audited financial statements as of April 30, 2021 and
        2020. However, we also note that this post-qualification amendment includes audited
        financial statements for the year ended April 30, 2019, but does not included the
        corresponding auditor consent. Please revise to file the auditor's consent for each set of
        audited financial statements. In addition, please revise the filing to include an audit
        opinion for each set of audited financial statements.

        We will consider qualifying your offering statement at your request. If a participant in
your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to
qualification.

        We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

        Please contact Cara Wirth at (202) 551-7127 or Lilyanna Peyser at (202) 551-3222 with
any questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Trade & Services

cc: Milan Saha